VS HOLDINGS, INC.

2101 91st Street

North Bergen, New Jersey 07047

September 11, 2009

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	VS Holdings, Inc.
Registration Statement on Form S-1
Filed July 23, 2009
File No. 333-160756
Annual Report on Form 10-K for the Fiscal Year Ended December 29, 2008
Filed March 19, 2009
Quarterly Report on Form 10-Q for the Period Ended March 28, 2009
Filed May 12, 2009
Quarterly Report on Form 10-Q for the period ended June 27, 2009
Filed August 11, 2009
File No. 333-134983-02

Dear Mr. Owings:

On behalf of VS Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 (the “Amendment”) to the above-captioned Registration Statement on Form S-1 of the Company, filed on July 23, 2009 (the “Registration Statement”). A copy of the Amendment has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by us for a period of five years.

The Amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Thomas Tolworthy, the former Chief Executive Officer of the Company, dated August 19, 2009, from the staff of the Commission (the “Staff”). In addition, the Amendment updates certain of the disclosures contained in the Registration Statement. The

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numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1

General

1.	Staff’s comment: We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering within that range, as well as all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. When you complete the filing by filling in the blanks, please note that we may have additional comments.

Response: The Company duly notes the Staff’s comment and advises the Staff that it will provide the omitted information and other non-Rule 430A information in a subsequent amendment to the Registration Statement. In addition, the Company hereby confirms that it will not circulate copies of the preliminary prospectus until it has included an estimated price range and related information based on a bona fide estimate of the public offering within that range, as well as all other information required by the federal securities laws, except information that it may exclude in reliance upon Rule 430A of Regulation C.

Prospectus Summary, page 1

2.	Staff’s comment: We note your use of demographic statistics and retail industry statistics. In this regard, to the extent you have not done so, disclose whether this information is based upon management’s belief, industry data, reports/articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement where appropriate to indicate whether demographic and statistical information is based upon

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management’s belief, industry data, reports/articles or any other source. In addition, the Company has sent several Nutrition Business Journal reports, referenced in the Registration Statement, under separate cover concurrently herewith for your review. The information contained therein, along with conversations between NBJ and the Company and certain public filings with the Commission, constitute the sources of the third party vitamins, minerals, herbs, supplements, sports nutrition and other health and wellness products market information contained in the Registration Statement.

3.	Staff’s comment: Please revise this section to limit the information to a brief overview of the key aspects of the offering. Currently much of the information presented is reiterated in the Business section beginning on page 44.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to limit the information in the “Prospectus Summary” to a brief overview of the key aspects of the offering.

Competitive Strengths, page 2

4.	Staff’s comment: If you choose to highlight your company’s competitive strengths in the summary, please balance that disclosure with a discussion of the principal competitive challenges or risks facing the company.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to provide disclosure regarding the principal risks facing the Company in the “Prospectus Summary” section.

Our Corporate Structure, page 5

5.	Staff’s comment: We note your disclosures that “[i]n connection with the offering ...Series A Preferred Stock will be redeemed with the proceeds and the remaining shares of Series A Preferred Stock will be exchanged for common stock.” In this regard, explain to us why you structure the issuance and the immediate redemption of a portion of the Series A Preferred Stock upon the reorganization rather than just an exchange for common stock and cash, and identify for us the Series A Preferred Stock shareholders. To the extent that the issuance and the redemption of the Series A Preferred Stock is in substance a dividend distribution upon the offering, you should properly identify it as such and provide sufficient disclosures throughout the filing including the timing, amounts and the impact on your pro forma EPS.

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Response: In response to the Staff’s comment, the Company advises the Staff that it has structured the reorganization to provide for the issuance and the immediate redemption of a portion of the Series A Preferred Stock rather than an exchange for common stock and cash because the certificate of incorporation provides for the conversion of the Series A Preferred Stock into common stock upon the consummation of the offering. Further in response to the Staff’s comment, the Company has provided supplementally herewith a schedule identifying the holders of Series A Preferred Stock of VS Parent, Inc.

Summary Historical and Pro Forma Consolidated Financial Data, page 7

6.	Staff’s comment: Please clearly explain and disclose the nature, the calculation and amount of your adjustments to arrive at pro forma net income and earnings per share for the fiscal year ended December 27, 2008 and the quarter ended March 28, 2009 and to the balance sheet pro forma amounts as of March 28, 2009. Please explain to us your basis for not including a pro forma income statement and balance sheet.

Response: In response to the Staff’s comment, the Company intends to provide pro forma financial statements, including a pro forma balance sheet and income statement, immediately preceding “Selected Historical Financial Data,” which the Company believes will clearly disclose the nature, calculation and amount of its adjustments to arrive at pro forma net income and earnings per share for the fiscal year ended December 27, 2008 and the six month period ended June 27, 2009. The Company will revise the Registration Statement to complete the adjustments and pro forma columns when the midpoint of the price range is available.

7.	Staff’s comment: We note from your disclosure on page 74 you have entered into employment agreements with certain executives. Please explain how the corporate reorganization will impact the current executives, if at all, the potential for payouts in accordance with existing agreements and whether or not new contracts will be entered into.

Response: In response to the Staff’s comment, the Company advises the Staff that each of the employment agreements with the current executives will remain in place following the public offering. Further, the Company advises the Staff that it is not obligated to make any payouts in accordance with the existing employment agreements in connection with the corporate reorganization or the public offering. The corporate reorganization will accelerate certain unvested options to purchase the Company’s common stock held by Michael G. Archbold, Anthony Truesdale

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and Louis H. Weiss. In response to the Staff’s comment, the Company has revised the section of the Registration Statement entitled Compensation Discussion and Analysis to disclose that it expects its executive employment agreements to remain in place following the consummation of the public offering and to reflect the acceleration of the above-referenced options.

Risk Factors, page 9

8.	Staff’s comment: In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

•	We operate in a highly competitive industry...page 9

•	Our failure to appropriately respond to changing consumer preferences...page 9

•	Our success depends on our executive officers...page 13

Please note that these are examples only. Review your entire risk factor section and revise as necessary.

Response: In response to the Staff’s comment, the Company has revised the Risk Factors section of the Registration Statement to eliminate generic risks.

Use of Proceeds, page 18

9.	Staff’s comment: Please revise your disclosure here and throughout your filing to disclose the approximate amount of the payment related to the termination of your interest rate swap that you intend to make with the net proceeds of the offering. Refer to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company advises the Staff that it no longer intends to terminate the above-referenced interest rate swap at the time of the public offering. Accordingly, the Company has removed all references to the payment related to the termination of the Company’s interest rate swap from the Registration Statement.

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Capitalization, page 19

10.	Staff’s comment: To help us better understand please provide us more detail on how you derived the adjustments reflected in your capitalization table. For example, provide additional disclosure on how the warrant amount of $5,666 was derived in the pro forma column.

Response: In response to the Staff’s comment, the Company has provided a pro forma balance sheet detailing those capital items moved to VS Parent during 2006. In addition, the Company provided additional references to portions of the Registration Statement (e.g., footnotes) which detail the formation of VS Parent and the related transfer of equity and equity components.

11.	Staff’s comment: Please update your capitalization table to reflect the most recent balance sheet date in your next amendment.

Response: In response to the Staff’s comment, the Company has revised the capitalization table in the Registration Statement to reflect the most recent balance sheet date.

Dilution, page 20

12.	Staff’s comment: Please provide disclosures to give a dilutive effect to the underwriters’ 30 day options to purchase additional common shares as you indicated on page 6.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to give dilutive effect to the underwriters’ 30 day option to purchase additional common shares in the offering.

Selected Historical Consolidated Financial Data, page 21

13.	Staff’s comment: Please provide a pro forma balance sheet along side your historical balance sheet here and elsewhere in the filing to give effect to your change in capitalization.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to provide pro forma financial statements, including a pro forma balance sheet, immediately preceding “Selected Historical Consolidated Financial Data.”

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September 11, 2009

14.	Staff’s comment: Please provide a pro forma income statement data for the interim period and the fiscal year ended December 27, 2008.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to provide pro forma financial statements, including a pro forma income statement, immediately preceding “Selected Historical Financial Data.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Goodwill and Other Intangible Assets, page 26

15.	Staff’s comment: Given the significance of your goodwill and indefinite-lived intangibles, please expand your impairment policy with respect to the recognition and measurement of goodwill and indefinite-lived intangibles. Refer to paragraphs 16, 17, 19-22 of SFAS 142. Similarly, revise your footnote disclosure to the financial statements and elsewhere, as applicable, in the filing.

Response: In response to the Staff’s comment, the Company has revised the referenced section of the Registration Statement to expand upon the Company’s impairment policy with respect to the recognition and measurement of goodwill and indefinite-lived intangibles. Similarly, the Company has revised the footnote disclosure to the financial statements in the Registration Statement in order to elaborate upon the Company’s impairment policy with respect to the recognition and measurement of goodwill impairment and indefinite-lived intangibles.

Liquidity and Capital Resources, page 39

16.	Staff’s comment: Item 303 (A)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent trends and conditions in the retail environment, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources. This comment also applies to future filings of your periodic reports, as applicable.

Response: In response to the Staff’s comment, the Company advises the Staff that it does not believe that there are any known trends, demands, commitments, events or uncertainties that are reasonably likely to have a material impact on its liquidity on the mix or relative cost of its capital resources. As described in the Registration Statement, the Company has not experienced the

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effects of the current economic downturn to the same degree as many other participants in the retail industry, and it believes this will continue for the foreseeable future.

Management, page 59

17.	Staff’s comment: Please disclose the term of office of the directors. Please also disclose the period(s) during which Mr. Tolworthy has served as a director. This comment also applies to future filings of your periodic reports, as applicable.

Response: In response to the Staff’s comment, the Company has revised the referenced section of the Registration Statement to disclose the term of office of the directors upon consummation of the public offering. Mr. Tolworthy no longer is a director or an executive officer of the Company and therefore his biographical information has been removed.

Compensation Discussion and Analysis, page 63

18.	Staff’s comment: You state that the base salary for your executives is determined based on, among other factors, “certain benchmarking and labor market factors.” Please revise your disclosure to identify the benchmarks used in determining base salary, as well as the components of such benchmarks, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please expand your disclosure to discuss the labor market factors considered in determining base salary. This comment also applies to future filings of your periodic reports, as applicable.

Response: In response to the Staff’s comment, the Company has revised the referenced section of the Registration Statement to expand the disclosure to discuss the labor market factors considered in determining base salary for its executives. The Company has also revised the Registration Statement to further explain its processes for determining base compensation of its executives.

19.	Staff’s comment: Please expand your disclosure to discuss the factors considered by you and the Hay Group in determining the percentages of base salary that are used for the target bonuses of your various officers, as well as the percentage breakdown of the target bonus between the two components of corporate and individual objectives. This comment also applies to future filings of your periodic reports, as applicable.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to discuss the factors considered by the Company and the Hay Group in determining the

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percentages of base salary that are used for the target bonuses of the executive officers, as well as the percentage breakdown of the target bonus between the two components of corporate and individual objectives.

Principal Stockholders, page 76

20.	Staff’s comment: Please disclose in the footnotes to the beneficial ownership table the manner in which J.P. Morgan beneficially owns approximately 25% of the outstanding common stock of VS Parent.

Response: In response to the Staff’s comment, the Company has revised the section of the Registration Statement entitled “Underwriting” to clarify that J.P. Morgan has an economic interest in, but does not beneficially own, approximately 25% of the outstanding common stock of VS Parent.

21.	Staff’s comment: Please disclose the person or persons with ultimate voting control of IPC/Vitamin LLC.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to disclose the person with ultimate voting control of IPC/Vitamin LLC.

Certain Relationships and Related Party Transactions, page 77

22.	Staff’s comment: Please provide the disclosure required by Item 404(b) of Regulation S-K. This comment also applies to future filings of your periodic reports, as applicable.

Response: In response to the Staff’s comment, the Company has revised the referenced section of the Registration Statement to provide the disclosure required by Item 404(b) of Regulation S-K. Further, the Company hereby confirms that it will provide the above-referenced disclosure in future periodic reports, as applicable.

23.	Staff’s comment: We note that you included ownership information regarding VS Parent’s preferred stock in the beneficial ownership table contained in your most recent Annual Report on Form 10-K. Please advise us why you have not included this information in the beneficial ownership table in your registration statement.

Response: In response to the Staff’s comment, the Company has revised the section of the Registration Statement entitled “Principal and Selling Stockholders” to include ownership information regarding VS Parent’s Series A Preferred Stock in the beneficial ownership table.

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September 11, 2009

24.	Staff’s comment: Please include in this section disclosure regarding your status as a “controlled company” under the rules of the NYSE. This comment also applies to future filings of your periodic reports, as applicable.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to include disclosure regarding the Company’s “controlled company” status under the rules of the NYSE in the section of the Registration Statement entitled “Certain Relationships and Related Party Transactions.” The Company will also include this information in future periodic reports, as applicable.

25.	Staff’s comment: Please file as an exhibit to the registration statement the securityholders agreement dated as of November 27, 2002.

Response: In response to the Staff’s comment, the Company hereby confirms that it will file an amended and restated securityholders agreement, to be entered into in connection with the public offering, which will replace the referenced securityholders agreement, in a subsequent amendment to the Registration Statement.

26.	Staff’s comment: Please revise to disclose all material information related to the securityholders agreement. For example, your references to “certain of [your] stockholders,” “certain relationships” and “certain rights and obligations” are only informative to someone already familiar with the terms of the agreement.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to disclose what it believes will be all material information related to the amended and restated securityholders agreement to be entered into in connection with the public offering.

Description of Capital Stock, page 79

27.	Staff’s comment: Please describe the terms and rights associated with the warrants and preferred stock that you will issue prior to completion of this offering.

Response: In response to the Staff’s comment, the Company advises the Staff that the warrants will automatically be exercised for shares of our common stock upon consummation of the

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offering and that, following conversion of a portion of the outstanding preferred stock into common stock, the Company will redeem all remaining preferred stock upon receipt of the proceeds from the public offering. As a result, the Company doesn’t believe the terms of the preferred stock or the warrants are material to an investor’s decision with respect to the public offering.

Antitakeover Legislation, page 80

28.	Staff’s comment: We note your disclosure that you may elect to be subject to Section 203. Please state your plan or intent in this regard and discuss the certain restrictions that you reference.

Response: In response to the Staff’s comment, the Company has revised the referenced section of the Registration Statement to remove disclosure that it may elect to be subject to Section 203.

Underwriting, page 88

Indemnification, page 90

29.	Staff’s comment: Please provide a brief description of the indemnification provisions with the underwriters.

Response: In response to the Staff’s comment, the Company has revised the referenced section of the Registration Statement to provide a brief description of the indemnification provisions with the underwriters.

VS Holdings, Inc

Consolidated Balance Sheets, page F-3

30.	Staff’s comment: We note “other accrued expenses” appears significant in relation to total current liabilities. Please explain to us the nature and the components making up this line-item. To the extent any item exceeds 5% of current liabilities please separately identify the item on the balance sheet or in a note. Reference is made to Item 5-02(20) of Regulation S-X.

Response: The Company advises the Staff that “other accrued expenses” is comprised of miscellaneous accrued expenses such as the following:

•	sales tax payable;

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•	accrued professional fees;

•	accrued maintenance fees;

•	accrued general office expenses; and

•	various miscellaneous customer liabilities.

In addition, the Company further advises the Staff that no one class of accrued expenses exceeds or equals 5% of total current liabilities.

Consolidated Statements of Operations, page F-4

31.	Staff’s comment: Explain to us the nature and the basis behind the presentation of your line item “Preferred stock dividends – pro forma” on the face of the consolidated statements of operations.

Response: In response to the Staff’s comment, the Company advises the Staff that it has removed the line item “Preferred stock dividends – pro forma” on the face of the consolidated statements of operations from the Registration Statement. In further response to the Staff’s comment, the Company has revised the Registration Statement where appropriate to explain that the Company’s Series A Preferred Stock will be redeemed in part with the proceeds of the offering, followed by an exchange of the remaining Series A Preferred Stock for our common stock.

Note 3, Summary of Significant Accounting Policies, page F-7

32.	Staff’s comment: Please explain to us how you account for potential change in control payments to your executives in your financial statements as disclosed on page 74.

Response: In response to the Staff’s comment, the Company advises the Staff that our executives will not be entitled to receive any change in control payments upon consummation of the public offering, however, the Company has revised the Registration Statement in the section entitled “Grants of Plan Based Awards” to disclose that a portion of the stock options held by Messrs. Archbold, Truesdale and Weiss will vest upon consummation of the offering.

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Net Income Per Share, page F-13

33.	Staff’s comment: We note your disclosure that “[t]he unaudited pro forma net loss per common share for periods subsequent to June 2006 reflects net loss per share reflecting the impact of those options, warrants and preferred shares that were assigned to VS Parent…” In that regard, please provide these pro forma EPS calculations.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to provide pro forma financial statements, including a pro forma statement of operations detailing the EPS calculations, immediately preceding “Selected Historical Financial Data.”

34.	Staff’s comment: In addition, it appears the nature of your pro forma EPS presented in this section is inconsistent with your pro forma net income and EPS presentation as shown on page 8. Please explain or revise.

Response: In response to the Staff’s comment, the Company has removed the referenced EPS presentation. The Company advises the Staff that it has revised the Registration Statement to provide pro forma financial statements, including a pro forma statement of operations detailing EPS calculations, immediately preceding “Selected Historical Financial Data.”

Note 8, Stockholders’ Equity, page F-20

35.	Staff’s comment: Please provide us with a schedule showing, in chronological order from the beginning of your most recently completed fiscal year to the most recent practicable date, the following information for each issuance of common units, preferred units, options to purchase preferred units and any other instrument that is convertible into common stock:

•	the date of each issuance;

•	a description of the instrument issued;

•	the number of units/options issued including the exercise terms;

•	the fair value of the underlying common stock on each issuance date;

•	a detailed description of how the fair value of the underlying share on each date was determined; and

•	the amount of compensation expense recorded in your financial statements associated with each issuance.

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Note that in the absence of contemporaneous cash transactions with independent third parties or independent valuations we view the estimated offering price as leading indicator of value of your stock in the months prior to the offering. Accordingly, if your anticipated offering price is more than the estimated fair value on which compensation expense was measured, in your response you should discuss and quantify the intervening economic events that occurred, operationally, financially and otherwise, between the issuance date and the date you filed your registration statement that caused an increase in the fair value of your stock. If applicable, provide us with details of any independent appraisals.

Finally, please provide us a time line of discussions, formal or informal, with underwriters in which possible ranges of company value were discussed and provide us with those ranges. We may have further comments after we review your response.

Response: In response to the Staff’s comment, the Company will provide supplementally a schedule detailing stock options issued from January 1, 2008, through August 31, 2009 and each grant’s relationship to the most recent calculated market value. The schedule will be provided when the estimated offering price is determined.

Signatures, page II-4

36.	Staff’s comment: Please confirm to us whether Messrs. Tolworthy, Korn and Perkal are the only directors of VS Holdings.

Response: In response to the Staff’s comment, the Company hereby advises the Staff that Messrs. Markee, Korn and Perkal are the only directors of VS Holdings. On September 9, 2009, Mr. Markee replaced Mr. Tolworthy as a director.

37.	Staff’s comment: Please revise the signature page to include the signature of your principal accounting officer or Controller. Refer to Form S-1.

Response: In response to the Staff’s comment, the Company has revised the signature page of the Registration Statement to include the signature of the principal accounting officer of the Company.

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Exhibits

38.	Staff’s comment: We note that you have not filed most of your exhibits in connection with the Form S-1. We request that you file these exhibits as early in the process as possible so that we may have time to review them before you request that your registration statement become effective.

Response: The Company hereby confirms that it will file the remaining exhibits in connection with the Registration Statement as early in the process as possible in order for the Staff to have time to review them before the Company requests that the Registration Statement become effective.

39.	Staff’s comment: We note that you discuss several documents in your disclosure that are not included in your exhibit list but that may be required to be filed under Item 601(b) of Regulation S-K. In this regard, we note that:

•

As described on page 14 under the risk “Shares eligible for future sales may cause the market price of our common stock to decline...,” some restricted securities will be subject to lock-up agreements with the underwriters upon completion of the offering.

•	As described on page 83 under the heading “Limitation of Liability of Directors,” you intend to enter into indemnification agreements with certain directors and officers.

•	You entered into a merger agreement in connection with the June 2006 merger of VS Mergersub, Inc. into VS Holdings.

•	You intend to enter into a merger agreement in connection with the impending merger of VS Parent into VS Holdings.

Please tell us why these exhibits are not required to be filed or include them as exhibits to your registration statement.

Response: In response to the Staff’s comment, the Company hereby confirms that it will file the above-referenced lock-up agreements, the merger agreement related to the corporate reorganization contemplated in connection with the public offering and the form of indemnification agreements entered into with certain executive officers and directors of the Company in a subsequent amendment to the Registration Statement. In further response to the Staff’s comment, the Company does not believe that the merger agreement relating to its 2006 reorganization is material to an investor’s decision with respect to the public offering.

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Annual Report on Form 10-K for the Year Ended December 27, 2008

Item 14. Principal Accounting Fees and Services, page 57

40.	Staff’s comment: In future filings, please disclose the audit committee’s pre-approval policies and procedures. Refer to Item 14 of Form 10-K.

Response: The Company hereby confirms that it will disclose the audit committee’s pre-approval policies and procedures in future public filings.

Exhibits 32.1 and 32.2

41.	Staff’s comment: We note that the certifications contained in Exhibits 32.1 and 32.2 identify the Form 10-K as covering the year ended December 27, 2009. Please amend your Form 10-K to include revised certifications that refer to the correct report.

Response: In response to the Staff’s comment, the Company has filed an amendment to its Annual Report on Form 10-K for the fiscal year ended December 27, 2008, to file revised Exhibits 32.1 and 32.2 thereto.

Quarterly Report on Form 10-0 for the Period Ended March 28, 2009

Quarterly Report on Form 10-Q for the Period Ended June 27, 2009

Item 4. Controls and Procedures

42.	Staff’s comment: You must evaluate the effectiveness of your disclosure controls and procedures based on the definition of disclosure controls and procedures contained in Sections 13a-15(e) or 15d-15(e) of the Exchange Act. Please amend your Forms 10-Q to revise this language accordingly.

Response: In response to the Staff’s comment, the Company has amended its Forms 10-Q to clarify that its evaluation of the effectiveness of its disclosure controls and procedures was based on the definition of disclosure controls and procedures contained in Sections 13a-15(e) or 15d-15(e) of the Exchange Act.

*        *        *        *

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September 11, 2009

In addition, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (201) 624-3440.

Sincerely,

/s/ James M. Sander
James M. Sander
Vice President, General Counsel and
Corporate Secretary

cc:	Richard L. Markee
Christian O. Nagler